UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2017

Commission File Number: 001-35755

Delta Technology Holdings Limited

(Translation of registrant”s name into English)

16 Kaifa Avenue

Danyang, Jiangsu, China 212300

Tel: +86 511-8673-3102

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrantis submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrantis submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On November 21, 2017, Delta Technology Holdings Limited (the “Company”) entered into a securities purchase Agreement (the “SPA”) with certain accredited and sophisticated investors (each a “Purchaser” or collectively the “Purchasers”) in connection with a private placement offering (the “Offering”) of 1,798,635 ordinary shares (“Shares”), par value $0.001 per share, of the Company, for gross proceeds to the Company of $1,176,307. In connection with the purchase of the Shares, the Purchasers shall receive a warrant (the “Warrant”) to purchase an aggregate of 359,727 ordinary shares pursuant to the SPA, which is 20% of the number of Shares sold in the Offering. The Warrant has an exercise price of $1.31 per share and is exercisable for five years from the date of issuance. The purchase price of the Offering is $0.65 per Share. The Offering closed on November 23, 2017.

The Securities issued in the Offering are exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Section 4(a)(2) of the Securities Act and/or Regulation S promulgated thereunder.

The net proceeds to the Company from the Offering will be approximately one million dollars. The net proceeds of the sale of the Securities hereunder shall be used by the Company for general corporate purposes and payment of the transactional expenses related to the potential acquisition of target to be identified and approved by the board of directors of the Company. The Company has not identified any acquisition target nor entered into any letter of intent for any acquisition.

The SPA also contains customary representation and warranties of the Company and the Purchasers.

The form of the SPA and the form of Ordinary Share Purchase Warrant are filed as Exhibit 99.1 and Exhibit 99.2, respectively, to this Current Report on Form 6-K and such documents are incorporated herein by reference. The foregoing is only a brief description of the material terms of the SPA and the Warrant, and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibits.

Exhibit No.	Description

99.1	Form of Securities Purchase Agreement.
99.2	Form of Ordinary Share Purchase Warrant

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 27, 2017	Delta Technology Holdings Limited

	By:	/s/ Xin Chao
Name: Xin Chao
Title: Chief Executive Officer